Exhibit 6.9

LOAN AGREEMENT AND SECURED PROMISSORY NOTE

Principal Amount: $335,502.13	Dated as of: June 30, 2026

This Loan Agreement and Secured Promissory Note (this “Agreement” or this “Note”) is made and entered into as of June 30, 2026 (the “Effective Date”), by and between RAD Technologies, Inc., a Delaware corporation (the “Company” or “Lender”), and Bradley Silver, an individual (the “Borrower”). The Company and the Borrower are each a “Party” and together the “Parties.”

RECITALS

WHEREAS, on the Effective Date the Borrower exercised options to purchase 2,897,255 shares of the Company’s Class B Common Stock granted under the Company’s equity incentive plan (the “Plan”) pursuant to that certain Non-Qualified Stock Option grant dated August 5, 2021, at an exercise price of $0.1158 per share, for an aggregate exercise price of $335,502.13 (the “Exercise”);

WHEREAS, the Company agreed to lend the Borrower the funds necessary to pay the aggregate exercise price of the Exercise, on the terms and conditions set forth herein;

WHEREAS, the Borrower has sold, or intends to sell, the shares acquired in the Exercise, together with certain other shares held by the Borrower, in the Company’s offering of Class B Common Stock qualified under Regulation A (File No. 024-12513) (the “Reg A Offering”), and the Parties have agreed that the Loan shall not be repaid from the proceeds of that sale but instead from the proceeds of future dispositions as provided herein;

WHEREAS, following the Exercise, the Borrower continues to hold options to purchase an aggregate of 28,836,992 shares of the Company’s capital stock (the “Remaining Options”); and

WHEREAS, the Borrower is a director and officer of the Company, and the Loan and this Agreement were approved by the disinterested directors of the Company in accordance with Section 144 of the General Corporation Law of the State of Delaware.

NOW, THEREFORE, in consideration of the mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1. Loan. The Company has loaned to the Borrower the principal sum of Three Hundred Thirty-Five Thousand Five Hundred Two and 13/100 Dollars ($335,502.13) (the “Loan”), advanced on the Effective Date and applied solely to the payment of the aggregate exercise price of the Exercise.

2. Interest. The outstanding principal balance of the Loan shall bear interest at the rate of four and thirteen hundredths percent (4.13%) per annum, compounded annually, from and after the Effective Date. The Parties intend, and acknowledge, that this rate equals the mid-term applicable federal rate in effect for June 2026 under Section 1274(d) of the Internal Revenue Code (4.13% compounded annually; 4.09% compounded semiannually, per Rev. Rul. 2026-11), which is the applicable federal rate for a term loan of this duration made on the Effective Date, and that the Loan is accordingly not a below-market loan within the meaning of Section 7872 of the Internal Revenue Code. Interest shall be computed on the basis of a 365-day year for the actual number of days elapsed.

3. Maturity. All unpaid principal and accrued and unpaid interest shall be due and payable in full on the earliest to occur of (a) June 30, 2034 (the “Maturity Date”); (b) the date on which the Loan is required to be prepaid in full under Section 4; and (c) the acceleration of this Note following an Event of Default.

4. Mandatory Prepayment from Dispositions.

(a)	Subject to Section 4(b), the Borrower shall apply the net proceeds (after brokerage costs, transfer costs and applicable tax withholding) of any sale, transfer or other disposition by the Borrower of any shares of the Company’s capital stock, including any shares issued upon exercise of the Remaining Options (each, a “Disposition”), to the repayment of accrued and unpaid interest and then principal of the Loan, until the Loan is repaid in full. The Borrower shall direct the Company’s transfer agent and any applicable broker or escrow agent to remit such net proceeds directly to the Company to the extent necessary to satisfy this obligation.

(b)	The Borrower’s sale of up to 2,923,154 shares of Class B Common Stock in the Reg A Offering (the “Excluded Sale”) shall not constitute a Disposition, and the Borrower shall have no obligation to apply the proceeds of the Excluded Sale to the Loan. For the avoidance of doubt, every sale, transfer or other disposition of Company securities by the Borrower other than the Excluded Sale is subject to Section 4(a).

5. Optional Prepayment. The Borrower may prepay all or any portion of the Loan at any time without premium or penalty. Each prepayment shall be applied first to accrued and unpaid interest and then to principal.

6. Full Recourse. This Note is a full-recourse obligation of the Borrower. The Borrower is personally liable for repayment of the Loan in full, and the Company’s recourse is not limited to the Collateral. The Parties acknowledge that, as of the Effective Date, the Collateral consists principally of property the Borrower does not yet own, and that the Company is relying on the Borrower’s personal covenant to repay.

7. Grant of Security Interest.

(a)	As security for the payment and performance of the Borrower’s obligations under this Agreement, the Borrower hereby pledges, assigns and grants to the Company a continuing first-priority security interest in all of the Borrower’s right, title and interest in and to the following, in each case whether now owned or hereafter acquired (collectively, the “Collateral”): (i) all shares of the Company’s capital stock issued or issuable to the Borrower upon exercise of any of the Remaining Options; (ii) to the fullest extent a security interest may be granted therein under the Plan, the applicable award agreements and applicable law, the Remaining Options; and (iii) all proceeds, products, substitutions and replacements of any of the foregoing.

(b)	The Borrower acknowledges that the security interest granted in clause (a)(i) will attach to shares issued upon exercise of the Remaining Options at the time the Borrower acquires rights in such shares, in accordance with Section 9-204 of the Uniform Commercial Code. The Borrower shall take all actions reasonably requested by the Company to perfect the security interest, including delivery of certificates, execution of control agreements, and authorization of financing statements.

(c)	The Borrower authorizes and directs the Company and its transfer agent to record a notation of the Company’s security interest against, and to place a stop-transfer instruction on, any shares issued upon exercise of the Remaining Options, in each case until the Loan is repaid in full. Upon repayment in full, the Company shall promptly release the security interest and remove any such notation and instruction.

8. Covenants of the Borrower. The Borrower covenants and agrees that, until the Loan is repaid in full:

(a)	the Borrower shall not exercise, sell, transfer, assign, encumber or otherwise dispose of any of the Remaining Options or any Collateral, except (i) in a transaction the net proceeds of which are applied to the Loan in accordance with Section 4(a), or (ii) with the Company’s prior written consent;

(b)	the Borrower shall give the Company not less than ten (10) business days’ prior written notice of any proposed exercise of any of the Remaining Options or any proposed Disposition;

(c)	the Borrower shall not permit any lien to attach to the Collateral other than the security interest granted hereunder; and

(d)	the Borrower shall promptly notify the Company of any event that would reasonably be expected to impair the Collateral, including the expiration, forfeiture or termination of any of the Remaining Options.

9. Right of Setoff. In addition to any other rights and remedies, the Company may, upon an Event of Default, set off any amounts owing by the Borrower under this Agreement against any amounts then payable by the Company to the Borrower, including salary, bonus or other compensation, in each case to the extent permitted by applicable law and without violating Section 409A of the Internal Revenue Code.

10. Events of Default. Each of the following constitutes an “Event of Default”:

(a)	the Borrower fails to pay any amount due under this Note within ten (10) days after the same becomes due;

(b)	the Borrower breaches any covenant or obligation under this Agreement, including Section 4 or Section 8, and fails to cure such breach within thirty (30) days after written notice;

(c)	any representation or warranty of the Borrower herein proves to have been incorrect in any material respect when made; or

(d)	the Borrower becomes insolvent, makes an assignment for the benefit of creditors, or becomes the subject of any bankruptcy or insolvency proceeding.

Upon the occurrence of an Event of Default, the Company may, by written notice, declare the entire unpaid principal balance and all accrued interest immediately due and payable, and may exercise all rights and remedies available at law or in equity, including all rights of a secured party under the Uniform Commercial Code with respect to the Collateral.

11. Taxes. The Borrower is solely responsible for all taxes arising from the Exercise and the transactions contemplated hereby, including ordinary income and applicable withholding on the spread at exercise. Nothing in this Agreement obligates the Company to fund any such taxes.

12. Public Disclosure. The Borrower acknowledges and agrees that the Loan constitutes a related-party transaction that the Company is required to disclose in its filings with the Securities and Exchange Commission, and that this Agreement will be filed publicly as an exhibit to one or more of the Company’s Regulation A filings. The Borrower consents to such disclosure and filing.

13. No Waiver. No delay or omission by the Company in exercising any right under this Note shall operate as a waiver of such right or any other right.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles.

15. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior understandings. It may be amended only by a writing signed by both Parties.

16. Counterparts. This Agreement may be executed in counterparts, including by electronic signature, each of which shall be deemed an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the Parties have executed this Loan Agreement and Secured Promissory Note as of the Effective Date.

LENDER:

RAD Technologies, Inc.

By: /s/ Jeremy Barnett
Name: Jeremy Barnett
Title: Chief Executive Officer
Date: 7/20/2026

BORROWER:

/s/ Bradley Silver
Bradley Silver
Date: 7/20/2026